FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: March 10, 2008	/s/ Donat Madilo Donat Madilo Chief Financial Officer

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Banro Corporation

1 First Canadian Place

Suite 7070, 100 King Street West

Toronto, Ontario

M5X 1E3

Item 2 Date of Material Change

February 22, 2007

Item 3 News Release

The news release (the "News Release") was issued on February 22, 2007 through Canada NewsWire.

Item 4 Summary of Material Change

See item 5 below.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Banro Corporation (the "Company" or "Banro") announced in the News Release further results from the Company's 2006 core drilling program at its wholly-owned Lugushwa project, located on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the "DRC").

Assay results have been received for an additional 39 core holes drilled at Lugushwa, which completes the 2006 core drilling program of 54 holes totalling 8,332 metres.

Highlights include:

•	Hole LDD054 intersected 103.95 metres grading 1.37 g/t Au from 0.00 metres, 14.40 metres grading 3.18 g/t Au from 164.50 metres and 50.02 metres grading 1.41 g/t Au from 225.43 metres.
•	Hole LDD052 intersected 26.60 metres grading 2.37 g/t Au from 72.60 metres.
•	Hole LDD043 intersected 27.05 metres grading 2.57 g/t Au from 0.00 metres.
•	Hole LDD016 intersected 28.20 metres grading 1.98 g/t Au from 13.65 metres.

These drilling results are over a total strike length of 3,000 metres from prospect Carriere A in the south of the mineralized trend to Kimbangu in the north. Drill spacing varied from 40 metres to 160 metres. Core holes were inclined at between minus 55 and 70 degrees and averaged 162 metres in depth with a maximum of 275 metres down the hole. Core recovery for these holes averaged 89% within the mineralized zones. It is estimated that the true widths of the mineralized intercepts varies from 50% to 85% of the drill hole intercepts.

A locality plan of the reported drill holes is annexed to this report after page 6 of this report.

The geological setting of the main mineralized trend at Lugushwa consists of chloritic meta-pelites and quartzite intercalations with mineralized quartz veins and stockworks occurring as a network of interlocking conjugate sets with trends oriented from NE-SW and E-W to ESE-WNW with steep dips towards the SW and NW, and moderate dips towards the north respectively. It is now considered that the gold mineralization at Lugushwa is related to a series of stacked shoots which are found along the axes of shallowly plunging, northeast trending folds.

Results from the core holes are tabulated in the following table:

HOLE #	NORTHING	EASTING	AZIMUTH	INCL.	MINERALIZATION
					FROM	TO	WIDTH	Au
	(UTM)	(UTM)	(º)	(º)	(m)	(m)	(m)	(g/t)
LDD016	623693.5	595671.7	270	-55	13.65	41.85	28.20	1.98
					41.85	67.35	25.50	0.54
					77.75	81.70	3.95	2.67
LDD017	622940.5	595604.2	315	-55	46.90	53.30	6.40	1.09
					62.20	67.00	4.80	1.73
LDD018	623624.0	595640.1	270	-55	No significant intersection
LDD019	622994.8	595545.9	135	-55	9.20	26.20	17.00	1.81
					46.75	64.05	17.30	0.54
					77.70	78.60	0.90	1.02
					102.10	103.05	0.95	1.36
LDD020	623746.6	595666.4	270	-55	2.30	30.00	27.70	1.64
					59.65	63.30	3.65	1.93
					76.35	76.70	0.35	5.27
					105.80	112.90	7.10	1.34
LDD021	624568.8	596776.3	315	-55	No significant intersection
LDD022	624645.2	596698.7	135	-60	No significant intersection
LDD023	623527.6	595733.8	270	-55	14.70	18.60	3.90	1.08
					30.35	49.25	18.90	0.85
					53.30	66.45	13.15	1.10
LDD024	624104.2	595570.5	135	-60	34.00	41.00	7.00	0.67
					85.35	94.00	8.65	1.35
					112.00	124.00	12.00	2.92
					150.70	151.70	1.00	1.39
					166.70	172.40	5.70	1.20
LDD025	623367.1	595772.3	270	-55	59.70	64.40	4.70	3.81
					125.90	127.30	1.40	2.55
LDD026	624042.9	595629	135	-55	0.00	23.60	23.60	1.62
					89.00	108.15	19.15	0.78
LDD027	624034.6	595531.5	315	-55	17.00	19.80	2.80	1.14
					22.50	29.50	7.00	1.76
					47.60	53.00	5.40	1.05
					113.55	115.15	1.60	1.31
LDD028	623593.9	595821.7	270	-55	27.95	50.90	22.95	1.33
					61.20	73.90	12.70	1.08
LDD029	624081.4	595527.4	315	-55	69.20	72.00	2.80	2.59

HOLE #	NORTHING	EASTING	AZIMUTH	INCL.	MINERALIZATION
					FROM	TO	WIDTH	Au
	(UTM)	(UTM)	(º)	(º)	(m)	(m)	(m)	(g/t)
LDD030	623157.0	595681.1	135	-55	15.00	16.90	1.90	1.66
					22.75	40.20	17.45	0.98
					55.75	61.75	6.00	1.02
					70.50	74.25	3.75	1.05
					77.00	92.75	15.75	0.85
					101.05	103.35	2.30	1.10
LDD031	624034.6	595531.5	135	-55	26.80	33.80	7.00	1.86
					44.00	58.00	14.00	0.73
LDD032	623076.1	595587.5	135	-55	12.00	25.20	13.20	2.02
					42.80	63.40	20.60	0.74
					80.00	84.05	4.05	1.01
					93.65	99.00	5.35	1.10
LDD033	625391.2	595995.8	325	-55	48.00	50.00	2.00	3.17
					139.95	140.92	0.97	2.59
LDD034	622867.1	595409.5	135	-55	No significant intersection
LDD035	625527.4	595903.4	145	-55	37.90	39.90	2.00	0.71
					179.10	186.80	7.70	0.58
LDD036	623690.4	595840.6	270	-55	17.20	31.00	13.80	0.91
					37.40	38.10	0.70	8.17
					45.20	50.20	5.00	0.67
					56.30	66.15	9.85	0.71
					78.10	85.70	7.60	0.93
					90.10	94.60	4.50	0.57
					129.50	143.40	13.90	0.63
LDD037	623040.2	595499.6	135	-55	No significant intersection
LDD038	622803.3	595467.3	315	-70	No significant intersection
LDD039	623598.8	595917.1	270	-55	36.25	39.20	2.95	0.82
					46.10	49.65	3.55	1.36
					77.10	78.35	1.25	1.19
					93.70	95.30	1.60	2.97
LDD040	622702.8	595395.7	315	-55	105.50	109.00	3.50	1.45
LDD041	623744.8	595805.3	270	-60	3.00	5.20	2.20	1.16
					7.40	10.00	2.60	1.11
					25.75	26.60	0.85	1.72
					45.90	47.70	1.80	2.04
					99.20	100.00	0.80	5.73
LDD042	622887.1	595545.9	315	-60	30.61	32.08	1.47	2.32
					108.65	109.45	0.80	2.59
LDD043	623819.2	595759.7	270	-55	0.00	27.05	27.05	2.57
					37.35	67.06	29.71	1.31
LDD044	622898.3	595634.7	315	-55	No significant intersection
LDD045	623076.1	595587.5	135	-70	33.60	44.95	11.35	1.04
					51.10	70.15	19.05	1.00
					131.05	137.00	5.95	1.38
LDD046	624622.6	596737.3	65	-65	No significant intersection
LDD047	622345.2	595088.5	135	-55	28.60	34.00	5.40	1.71
					37.00	45.70	8.70	1.13
LDD048	623508.4	596123.1	135	-55	68.60	69.40	0.80	1.95
					133.90	135.60	1.70	1.30

HOLE #	NORTHING	EASTING	AZIMUTH	INCL.	MINERALIZATION
					FROM	TO	WIDTH	Au
	(UTM)	(UTM)	(º)	(º)	(m)	(m)	(m)	(g/t)
LDD049	623216.6	595741.8	315	-55	40.00	46.65	6.65	0.91
					70.58	71.83	1.25	1.38
LDD050	622843.7	595128.2	90	-55	No significant intersection
LDD051	622109.4	595210.6	315	-55	20.64	21.64	1.00	13.90
LDD052	622657.8	595212.9	90	-55	35.78	36.80	1.02	1.36
					55.17	58.91	3.74	2.50
					72.60	99.20	26.60	2.37
					166.20	171.00	4.80	2.78
LDD053	622644.9	595108.5	90	-55	70.56	73.80	3.24	1.13
					76.20	80.20	4.00	3.26
					82.70	92.25	9.55	1.30
					97.00	100.05	3.05	1.29
					104.64	110.62	5.98	3.33
LDD054	624075.0	595736.9	133	-65	0.00	103.95	103.95	1.37
					164.50	178.90	14.40	3.18
					225.43	275.45	50.02	1.41

Above gold assays are uncut.

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags and sent to the Company's sample preparation facility in Bukavu, DRC. The core samples were then crushed down to minus 2 mm, split with half of the sample then being pulverised down to 75 microns. A portion of the pulverised sample was then shipped to the SGS Laboratory (which is independent of the Company) at Mwanza in Tanzania where the samples were analysed for gold by fire assay using a 50 g sample. As part of the Company's QA/QC procedures, internationally recognised standards, duplicates and blanks were inserted into the sample batches.

In addition to the drilling program, ongoing exploration continued to assess the full extent of the main mineralized trend at Lugushwa. Historical data indicates that there is potential to find further prospects along and to the northeast of the currently known prospects between Carriere A and Kimbangu. A regional stream sediment sampling program is planned to test the extension of mineralization to the northeast. In light of the new understanding on the controls of mineralization, all soil anomalies defined in the soil geochemical program during 2005 and 2006 will be re-evaluated.

Commenting on these results at Lugushwa, Peter Cowley, President and C.E.O. of the Company, said: "It has taken the exploration team time to determine the complex geological controls for the gold mineralisation at Lugushwa, but we now have a good working model to focus our future drilling. The last hole (LDD054) of our 2006 drill program confirmed this geological model with significant widths intersected at the G20 prospect."

A previous study prepared for Banro by independent geological consultants Steffen, Robertson and Kirsten (UK) Ltd. on historic data at Lugushwa outlined an Inferred Mineral Resource of 37,000,000 tonnes grading 2.3 g/t Au, equivalent to 2,735,000 ounces of gold. Additional information with respect to the Lugushwa property is set out in the technical report of Michael B. Skead (who is the Company's Vice President of Exploration) dated March 30, 2006, and entitled "NI 43-101 Technical Report, Lugushwa Project, South Kivu Province, Democratic Republic of the Congo". Copies of both of these reports can be obtained from SEDAR at www.sedar.com.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro's strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Qualified Person The exploration results disclosed by this report have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff based in Bukavu, DRC, under the supervision of Michael B. Skead (Aus.I.M.M), the Company's Vice President of Exploration and a "qualified person" (as such term is defined in National Instrument 43-101).

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change referred to herein and this report are as follows:

Peter N. Cowley (President and Chief Executive Officer) - (44) 790-454-0856 (United Kingdom telephone number).

Item 9 Other Information

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "measured", "indicated", and "inferred" "resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 00132399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This report contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resources, exploration results, potential mineralization and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources (the mineral resource figures referred to in this report are estimates and no assurances can be given that the indicated levels of gold will be produced), changes in world gold markets and equity markets, political developments in the DRC, changes to regulations affecting the Company's activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Item 10 Date of Report

March 2, 2007

LUGUSHWA PROJECT
(Soil Geochemistry and Drill Hole Locations)

AMEX: BAA
TSX: BAA

N
594000 mE
596000 mE
9626000 mN
9624000 mN
9622000 mN
Mapale
Kimbangu
D18- D19
Simali
G20-21
Carriere A
0
500
1000
Metres
LEGEND
Artisanal site
Holes previously reported
Holes reported in this press release
>250 ppb Au in soil
> 100 ppb Au in soil

www.banro.com

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